QuickLinks -- Click here to rapidly navigate through this document

        401(k) RETIREMENT PLAN
        EIN 91-1223280
        PIN 002
        FINANCIAL STATEMENTS AND SCHEDULE
        AS OF DECEMBER 31, 2001 AND 2000
        TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Costco 401(k) Retirement Plan

Financial Statements and Schedule
December 31, 2001 and 2000

Report of Independent Public Accountants

To the Benefits Committee of
the Costco 401(k) Retirement Plan:

        We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Seattle, Washington
April 12, 2002

Costco 401(k) Retirement Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000
ASSETS:
Investments at fair value—
Shares of registered investment company funds:
American New Perspective Fund	$9,673,924	$—
Vanguard Asset Allocation Fund	12,815,929	—
Davis New York Venture Fund	20,005,193	—
Invesco Growth Fund	10,158,821	—
Small Cap Stock Fund	20,788,075	—
Equity Income Fund	—	93,145,608
Spectrum Income Fund	64,283,749	51,391,451
Spectrum Growth Fund	—	109,114,922
New Horizons Fund	—	30,715,405
Mid-Cap Growth Fund	82,287,155	57,328,132
Equity Index Fund	34,987,052	24,823,075
International Stock Fund	7,075,926	6,861,243
Common commingled trust fund:
Stable Value Fund	292,884,958	108,162,277
Costco Wholesale Corporation Common Stock	461,516,888	376,473,092
Participant loans	54,119,006	42,835,764
Cash and cash equivalents	1,382,046	2,509,839

Total investments	1,071,978,722	903,360,808

Contributions receivable—
Employer	68,696,906	59,903,404
Employee	4,021,854	3,356,682

	72,718,760	63,260,086

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,144,697,482	$966,620,894

The accompanying notes are an integral part of these statements.

Costco 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

NET INVESTMENT INCOME:
Net (depreciation) appreciation in fair value of investments—
Shares of registered investment company funds	$(20,770,545)
Common stock	46,237,335
Interest	4,712,812
Dividends	18,631,290

Total net investment income	48,810,892
CONTRIBUTIONS TO THE PLAN:
Employee	85,000,871
Employer	83,188,957

Total contributions	168,189,828
DISTRIBUTIONS TO PARTICIPANTS	(38,924,132)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	178,076,588
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	966,620,894

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$1,144,697,482

The accompanying notes are an integral part of this statement.

Costco 401(k) Retirement Plan

Notes to Financial Statements and Schedule
December 31, 2001

1.    Plan Description

        The following description of the Costco 401(k) Retirement Plan ("the Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Participants in the Plan are employees of Costco Wholesale Corporation ("the Company").

Eligibility

        Prior to January 1, 2001, the Plan covered certain employees over the age of 18 who had completed one year of service with a minimum 1,000 hours worked. Employees could enter the Plan on the date following fulfillment of the requirements. Employees covered by a collective bargaining agreement in the state of California are not eligible for participation in this Plan.

        Effective January 1, 2001, the Plan was amended to allow certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Eligibility for the Company's discretionary contribution has not been affected by these changes.

Contributions

        Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

        The Company matches 50% of the employee's contribution, up to a maximum employer matching contribution of $500 per year. The Company may also, at its discretion, make a qualified nonelective contribution. In addition, for each plan year, the Company may contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution may range from 3% to 10% of compensation based on years of service and was approved for the year ended December 31, 2001.

        All Company contributions are made in cash, and invested in accordance with investment selections already made by participants. If no selection has been made, the contribution is defaulted to the T. Rowe Price Stable Value Fund.

Participant Accounts

        Each participant's account is credited with his or her contributions, employer matching and discretionary contributions, and an allocation of plan earnings based on the daily valuation of investments. Allocations are based on participant account balances as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

        Participants are immediately vested in their contributions and any qualified non-elective contributions, plus actual earnings thereon. Vesting in the employer matching and discretionary contributions is based on years of service, according to the following schedule:

Years of Service	Percentage Vested
Less than 2	0%
2-3	10
3-4	25
4-5	50
5 or more	100

Forfeitures

        During 2001, forfeitures of $1,000,000 were used to reduce the employer contributions to the Plan. Forfeitures without benefit of investment gains or losses can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed because of the termination within five years of the reemployment date. As of December 31, 2001 and 2000, forfeitures of approximately $1,419,000 and $1,232,000, respectively, had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions into any of eleven investment options consisting of nine registered investment company funds, a common commingled trust fund and Company stock, as listed on the statements of net assets available for plan benefits. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds and provides recordkeeping of all participant accounts. Funds may be temporarily invested in a cash account.

        Participants may change their investment options and transfer amounts between funds daily.

Distributions

        Upon termination of employment or death, the vested interest in a participant's account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59 1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

Participant Loans

        A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant's pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. However, only the participant's pre-tax contribution, rollover and Company matching amounts are eligible to borrow against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on Bank of America prime rate on the last day of the calendar quarter. The rates at December 31, 2001 ranged from 7.0% to 11.5%, based on Benefit Committee determination. The loans have various maturity dates, through 2016.

Plan Administrator

        The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

Administrative Expenses

        All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

2.    Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

        The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Investments are stated at fair value. Registered investment company and common commingled trust funds and Costco Wholesale Corporation Common Stock are valued using the closing price of the investments on the last day of business of the plan year.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

Payment of Benefits

        Benefits are recorded when paid.

3.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.    Tax Status

        The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

5.    Party in Interest

        Certain plan investments are shares of registered investment company funds managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as a party in interest.

6.    Subsequent Events

        The Plan was amended to incorporate all Economic Growth and Tax Relief Reconciliation Act (EGTRRA) changes including, but not limited to:

    Effective January 1, 2002, employees may contribute from 1% to 25% of their compensation before income taxes, subject to certain limitations set by the IRS.

    Effective January 1, 2002, certain employees may contribute up to $1,000 per year in "catch-up" contributions. These contributions are not eligible for the Company match and are subject to certain limitations set by the IRS.

    Effective January 1, 2002, an employee who receives a hardship distribution may make no further contributions to the Plan for a six month period.

    Effective January 1, 2002, the vesting schedule shall be as follows:

Years of Service	Percent Vested
Less than 2	0%
2-3	20%
3-4	40%
4-5	60%
5 or more	100%

Schedule I

Costco 401(k) Retirement Plan

EIN: 91-1223280
PIN: 002

        Schedule of Assets Held at End of Year

Identity of Party Involved/Description of Investments	Current Value
*T. Rowe Price:
Cash and cash equivalents	$1,382,046
Spectrum Income Fund	64,283,749
Mid-Cap Growth Fund	82,287,155
Equity Index Fund	34,987,052
International Stock Fund	7,075,926
Stable Value Fund	292,884,958
Small Cap Stock Fund	20,788,075
Davis New York Venture Fund	20,005,193
Vanguard Asset Allocation Fund	12,815,929
American New Perspective Fund	9,673,924
Invesco Growth Fund	10,158,821
*Costco Wholesale Corporation Common Stock	461,516,888
*Participant loans, with interest rates of 7.0% to 11.5% maturing through 2016	54,119,006

$1,071,978,722

*
Represents a party in interest.

The accompanying notes are an integral part of this schedule.

S-1

QuickLinks

INDEX